# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BLUE OWL CAPITAL INC., CIK 0001823945
CUSIP: 09581B103
Title of class of securities: Class A Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 399 Park Avenue, New York, New York (NY), 10022
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001011438-21-000161
Filed by CIK 0001832801

## Reporting persons
- BB Holdings AC LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 3,500,000; shared voting power 0; sole dispositive power 3,500,000; shared dispositive power 0; aggregate amount beneficially owned 3,500,000 (0.5% of the class)
- BB Holdings AA LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 20,000,000; shared voting power 0; sole dispositive power 20,000,000; shared dispositive power 0; aggregate amount beneficially owned 20,000,000 (3% of the class)
- ICQ BB GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 23,500,000; shared voting power 0; sole dispositive power 23,500,000; shared dispositive power 0; aggregate amount beneficially owned 23,500,000 (3.5% of the class)
- Co-Investment Portfolio 2021 LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 10,000,000; shared voting power 0; sole dispositive power 10,000,000; shared dispositive power 0; aggregate amount beneficially owned 10,000,000 (1.5% of the class)
- Co-Investment Portfolio GP II LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 10,000,000; shared voting power 0; sole dispositive power 10,000,000; shared dispositive power 0; aggregate amount beneficially owned 10,000,000 (1.5% of the class)
- ICQ Co-Investment II TT GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 10,000,000; shared voting power 0; sole dispositive power 10,000,000; shared dispositive power 0; aggregate amount beneficially owned 10,000,000 (1.5% of the class)
- ICONIQ Capital, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 853,844; shared voting power 0; sole dispositive power 853,844; shared dispositive power 0; aggregate amount beneficially owned 853,844 (0.1% of the class)
- ICONIQ Capital Group, L.P.: type of reporting person: parent holding company or control person (HC), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 853,844; shared voting power 0; sole dispositive power 853,844; shared dispositive power 0; aggregate amount beneficially owned 853,844 (0.1% of the class)
- ICONIQ Capital Group GP, LLC: type of reporting person: other (OO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 853,844; shared voting power 0; sole dispositive power 853,844; shared dispositive power 0; aggregate amount beneficially owned 853,844 (0.1% of the class)
- Divesh Makan: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 34,353,844; shared voting power 0; sole dispositive power 34,353,844; shared dispositive power 0; aggregate amount beneficially owned 34,353,844 (5.1% of the class)

## Item 1. Issuer
Name of issuer: BLUE OWL CAPITAL INC.
Address of issuer's principal executive offices: 399 Park Avenue, New York, New York, 10022

## Item 2. Person Filing
Name of person filing:
(i) BB Holdings AC LP, a Delaware limited partnership ("BB Holdings AC").
(ii) BB Holdings AA LP, a Delaware limited partnership ("BB Holdings AA" and, together with BB Holdings AC, the "ICQ Limited Partnerships").
(iii) ICQ BB GP, LLC, a Delaware limited liability company ("ICQ BB"), is the general partner of the ICQ Limited Partnerships.
(iv) Co-Investment Portfolio 2021 LP, a Delaware limited partnership ("Co-Investment Portfolio 2021").
(v) Co-Investment Portfolio GP II LP, a Delaware limited partnership ("Co-Investment Portfolio GP"), is the general partner of Co-Investment Portfolio 2021.
(vi) ICQ Co-Investment II TT GP, LLC, a Delaware limited liability company ("ICQ Co-Investment"), is the general partner of Co-Investment Portfolio GP.
(vii) ICONIQ Capital, LLC, a Delaware limited liability company ("ICONIQ Capital"), is the investment manager to Income Co-Investment Portfolio 2026 LP ("Co-Investment Portfolio 2026").
(viii) ICONIQ Capital Group, L.P., a Delaware limited partnership ("ICONIQ Group"), is the sole member of ICONIQ Capital.
(ix) ICONIQ Capital Group GP, LLC, a Delaware limited liability company ("ICONIQ Group GP " and, together with ICQ BB and ICQ Co-Investment, the "Ultimate General Partners"), is the general partner of ICONIQ Group.
(x) Divesh Makan, a citizen of the United States ("Makan" and, together with the ICQ Limited Partnerships, Co-Investment Portfolio 2021, ICONIQ Capital, the Ultimate General Partners, Co-Investment Portfolio GP, ICONIQ Group, the "Reporting Persons"), is the managing member of each of the Ultimate General Partners and may be deemed to have voting, investment, and dispositive power with respect to the shares held by the ICQ Limited Partnerships, Co-Investment Portfolio 2021, and Co-Investment Portfolio 2026.
Address of principal business office or, if none, residence: The address of the principal business office of each of the reporting persons is c/o ICONIQ Capital, 50 Beale Street, Suite 2300, San Francisco, CA 94105.
Citizenship:
(i) BB Holdings AC is a Delaware limited partnership.
(ii) BB Holdings AA LP is a Delaware limited partnership.
(iii) ICQ BB is a Delaware limited liability company.
(iv) Co-Investment Portfolio 2021 is a Delaware limited partnership.
(v) Co-Investment Portfolio GP is a Delaware limited partnership.
(vi) ICQ Co-Investment is a Delaware limited liability company.
(vii) ICONIQ Capital is a Delaware limited liability company.
(viii) ICONIQ Group is a Delaware limited partnership.
(ix) ICONIQ Group GP is a Delaware limited liability company.
(x) Divesh Makan is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of March 31, 2026:

(i) BB Holdings AC directly owns 3,500,000 shares of Class A Common Stock.
(ii) BB Holdings AA directly owns 20,000,000 shares of Class A Common Stock.
(iii) ICQ BB may be deemed to beneficially own 23,500,000 shares of Class A Common Stock, held by the ICQ Limited Partnerships.
(iv) Co-Investment Portfolio 2021 directly owns 10,000,000 shares of Class A Common Stock.
(v) Co-Investment Portfolio GP may be deemed to beneficially own 10,000,000 shares of Class A Common Stock, held by Co-Investment Portfolio 2021.
(vi) ICQ Co-Investment may be deemed to beneficially own 10,000,000 shares of Class A Common Stock, beneficially owned by the Co-Investment Portfolio GP.
(vii) ICONIQ Capital may be deemed to beneficially own 853,844 shares of Class A Common Stock, held by Co-Investment Portfolio 2026.
(viii) ICONIQ Group may be deemed to beneficially own 853,844 shares of Class A Common Stock, beneficially owned by ICONIQ Capital.
(ix) ICONIQ Group GP may be deemed to beneficially own 853,844 shares of Class A Common Stock, beneficially owned by ICONIQ Group.
(x) Makan may be deemed to beneficially own 34,353,844 shares of Class A Common Stock, held by the ICQ Limited Partnerships, Co-Investment Portfolio 2021, and Co-Investment Portfolio 2026.
Percent of class:
As of March 31, 2026:

(i) BB Holdings AC directly owns 3,500,000 shares of Class A Common Stock, which represents approximately 0.5% of the outstanding Class A Common Stock. The 3,500,000 shares of Class A Common Stock held by BB Holdings AC represents 0.5% of the aggregate combined voting power of the Class A Common Stock.
(ii) BB Holdings AA directly owns 20,000,000 shares of Class A Common Stock, which represents approximately 3.0% of the outstanding Class A Common Stock. The 20,000,000 shares of Class A Common Stock held by BB Holdings AA represents 3.0% of the aggregate combined voting power of the Class A Common Stock.
(iii) ICQ BB may be deemed to beneficially own 23,500,000 shares of Class A Common Stock, held by the ICQ Limited Partnerships, which represents approximately 3.5% of the outstanding Class A Common Stock. The 23,500,000 shares of Class A Common Stock beneficially owned by ICQ BB represents 3.5% of the aggregate combined voting power of the Class A Common Stock.
(iv) Co-Investment Portfolio 2021 directly owns 10,000,000 shares of Class A Common Stock, which represents approximately 1.5% of the outstanding Class A Common Stock. The 10,000,000 shares of Class A Common Stock held by Co-Investment Portfolio 2021 represents 1.5% of the aggregate combined voting power of the Class A Common Stock.
(v) Co-Investment Portfolio GP may be deemed to beneficially own 10,000,000 shares of Class A Common Stock, held by Co-Investment Portfolio 2021, which represents approximately 1.5% of the outstanding Class A Common Stock. The 10,000,000 shares of Class A Common Stock beneficially owned by Co-Investment Portfolio GP represents 1.5% of the aggregate combined voting power of the Class A Common Stock.
(vi) ICQ Co-Investment may be deemed to beneficially own 10,000,000 shares of Class A Common Stock, beneficially owned by Co-Investment Portfolio GP, which represents approximately 1.5% of the outstanding Class A Common Stock. The 10,000,000 shares of Class A Common Stock beneficially owned by ICQ Co-Investment represents 1.5% of the aggregate combined voting power of the Class A Common Stock.
(vii) ICONIQ Capital may be deemed to beneficially own 853,844 shares of Class A Common Stock, which represents approximately 0.1% of the outstanding Class A Common Stock. The 853,844 shares of Class A Common Stock held by Co-Investment Portfolio 2026 represents 0.1% of the aggregate combined voting power of the Class A Common Stock.
(viii) ICONIQ Group may be deemed to beneficially own 853,844 shares of Class A Common Stock, beneficially owned by ICONIQ Capital, which represents approximately 0.1% of the outstanding Class A Common Stock. The 853,844 shares of Class A Common Stock beneficially owned by ICONIQ Group represents 0.1% of the aggregate combined voting power of the Class A Common Stock.
(ix) ICONIQ Group GP may be deemed to beneficially own 853,844 shares of Class A Common Stock, beneficially owned by ICONIQ Group, which represents approximately 0.1% of the outstanding Class A Common Stock. The 853,844 shares of Class A Common Stock beneficially owned by ICONIQ Group GP represents 0.1% of the aggregate combined voting power of the Class A Common Stock.
(x) Makan may be deemed to beneficially own 34,353,844 shares of Class A Common Stock, held by the ICQ Limited Partnerships, Co-Investment Portfolio 2021, and Co-Investment Portfolio 2026, which represents approximately 5.1% of the outstanding Class A Common Stock. The 34,353,844 shares of Class A Common Stock held by the ICQ Limited Partnerships, Co-Investment Portfolio 2021, and Co-Investment Portfolio 2026 and beneficially owned by Makan represents 5.1% of the aggregate combined voting power of the Class A Common Stock.

The percent of class was calculated based on 675,802,413 shares of Class A Common Stock outstanding as of March 31, 2026, as disclosed in the Issuer's Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on May 1, 2026.
Sole power to vote or to direct the vote:
As of March 31, 2026:

(i) BB Holdings AC had sole power to vote or direct the vote of 3,500,000 shares of Class A Common Stock.
(ii) BB Holdings AA had sole power to vote or direct the vote of 20,000,000 shares of Class A Common Stock.
(iii) ICQ BB had sole power to vote or direct the vote of 23,500,000 shares of Class A Common Stock, held by the ICQ Limited Partnerships.
(iv) Co-Investment Portfolio 2021 had sole power to vote or direct the vote of 10,000,000 shares of Class A Common Stock.
(v) Co-Investment Portfolio GP had sole power to vote or direct the vote of 10,000,000 shares of Class A Common Stock, held by Co-Investment Portfolio 2021.
(vi) ICQ Co-Investment had sole power to vote or direct the vote of 10,000,000 shares of Class A Common Stock, beneficially owned by the Co-Investment Portfolio GP.
(vii) ICONIQ Capital had sole power to vote or direct the vote of 853,844 shares of Class A Common Stock.
(viii) ICONIQ Group had sole power to vote or direct the vote of 853,844 shares of Class A Common Stock.
(ix) ICONIQ Group GP had sole power to vote or direct the vote of 853,844 shares of Class A Common Stock.
(x) Makan had sole power to vote or direct the vote of 34,353,844 shares of Class A Common Stock.
Shared power to vote or to direct the vote: As of March 31, 2026, each of the Reporting Persons had shared power to vote or direct the vote of 0 shares of Class A Common Stock.
Sole power to dispose or to direct the disposition:
As of March 31, 2026:

(i) BB Holdings AC had sole power to dispose or direct the disposition of 3,500,000 shares of Class A Common Stock.
(ii) BB Holdings AA had sole power to dispose or direct the disposition of 20,000,000 shares of Class A Common Stock.
(iii) ICQ BB had sole power to dispose or direct the disposition of 23,500,000 shares of Class A Common Stock, held by the ICQ Limited Partnerships.
(iv) Co-Investment Portfolio 2021 had sole power to dispose or direct the disposition of 10,000,000 shares of Class A Common Stock.
(v) Co-Investment Portfolio GP had sole power to dispose or direct the disposition of 10,000,000 shares of Class A Common Stock, held by Co-Investment Portfolio 2021.
(vi) ICQ Co-Investment had sole power to dispose or direct the disposition of 10,000,000 shares of Class A Common Stock, beneficially owned by the Co-Investment Portfolio GP.
(vii) ICONIQ Capital had sole power to dispose or direct the disposition of 853,844 shares of Class A Common Stock.
(viii) ICONIQ Group had sole power to dispose or direct the disposition of 853,844 shares of Class A Common Stock.
(ix) ICONIQ Group GP had sole power to dispose or direct the disposition of 853,844 shares of Class A Common Stock.
(x) Makan had sole power to dispose or direct the disposition of 34,353,844 shares of Class A Common Stock.
Shared power to dispose or to direct the disposition: As of March 31, 2026, each of the Reporting Persons had shared power to dispose or direct the disposition of 0 shares of Class A Common Stock.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: The Reporting Persons expressly disclaim membership in a "group" as used in Rule 13d-5(b)(1).

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- BB Holdings AC LP: /s/ Louis D. Thorne, Louis D. Thorne / Authorized Person of ICQ BB GP, LLC, its General Partner (05/15/2026)
- BB Holdings AA LP: /s/ Louis D. Thorne, Louis D. Thorne / Authorized Person of ICQ BB GP, LLC, its General Partner (05/15/2026)
- ICQ BB GP, LLC: /s/ Louis D. Thorne, Louis D. Thorne / Authorized Person (05/15/2026)
- Co-Investment Portfolio 2021 LP: /s/ Louis D. Thorne, Louis D. Thorne / Authorized Person of ICQ Co-Investment II TT GP, LLC, the General Partner of Co-Investment Portfolio GP II LP, its General Partner (05/15/2026)
- Co-Investment Portfolio GP II LP: /s/ Louis D. Thorne, Louis D. Thorne / Authorized Person of ICQ Co-Investment II TT GP, LLC, its General Partner (05/15/2026)
- ICQ Co-Investment II TT GP, LLC: /s/ Louis D. Thorne, Louis D. Thorne / Authorized Person (05/15/2026)
- ICONIQ Capital, LLC: /s/ Divesh Makan, Divesh Makan / Authorized Person of ICONIQ Capital Group GP, LLC, the General Partner of ICONIQ Capital Group, L.P., its sole member (05/15/2026)
- ICONIQ Capital Group, L.P.: /s/ Divesh Makan, Divesh Makan / Authorized Person of ICONIQ Capital Group GP, LLC, its General Partner (05/15/2026)
- ICONIQ Capital Group GP, LLC: /s/ Divesh Makan, Divesh Makan / Authorized Person (05/15/2026)
- Divesh Makan: /s/ Divesh Makan, Divesh Makan / Self (05/15/2026)